UNITED STATES
SECURITIES AND EXCHANGE COMMISSION	SEC FILE NUMBER 000-25597
Washington, D.C. 20549

FORM 12b-25	CUSIP NUMBER 904214103
NOTIFICATION OF LATE FILING

(Check One): Form [ X ] 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR
For Period Ended: December 31, 2004

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR
For the Transition Period Ended:__________________________

PART I-REGISTRANT INFORMATION

Umpqua Holdings Corporation

Full Name of Registrant
______________________________________________________________________________________________
Former Name if Applicable

One SW Columbia Street, Suite 1200

Address of Principal Executive Office (Street and Number)

Portland, Oregon 97258

City, State, and Zip Code

PART II-RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25b, the following should be completed: (Check box if appropriate)

[ X ]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expenses;

(b)      The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,
         11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth 915th)
         calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth (5th) calendar day following the prescribed due date; and

(c)     The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III-NARRATIVE

Umpqua Holdings Corporation is unable to file its Form 10-K for the year ended December 31, 2004 within the prescribed time period without unreasonable effort or expense because Umpqua has not completed its year-end audit including the assessment of internal controls under Section 404 of the Sarbanes-Oxley Act and an independent review of the internal control process under which pre-closing charges and the opening balance sheet were recorded in connection with the company's July 2004 acquisition of Humboldt Bancorp. Umpqua expects to file its Form 10-K within the 15-day extension period to be deemed a timely filing.

PART IV-OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Raymond P. Davis	503	546-2490
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding twelve (12) months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
Yes [ X ] No[ ]

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ] Yes [ X ]No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

UMPQUA HOLDINGS CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 16, 2005	By	/s/ Steven L. Philpott
Steven L. Philpott, EVP and General Counsel